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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C.  20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*


                                 MOOG INC.
                             (Name of Issuer)


                           Class B Common Stock
                      (Title of Class of Securities)


                                615394-30-1
                              (CUSIP Number)


    Paul N. Edwards, Esq., Phillips, Lytle, Hitchcock, Blaine & Huber,
    3400 Marine Midland Center, Buffalo, N.Y.  14203 (716) 847-7020
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)


                                May 6, 1993
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with the statement _X_. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               SCHEDULE 13D

CUSIP No.  615394-30-1

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     Estate of Jane B. Moog
     I.R.S. I.D. No. 16-6389230


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) ___
                                                                 (b) ___
     N/A


3    SEC USE ONLY


4    SOURCE OF FUNDS*

     00


5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
     ITEMS 2(d) or 2(E)                                               ___


6    CITIZENSHIP OR PLACE OF ORGANIZATION

     New York


 NUMBER OF          7    SOLE VOTING POWER

  SHARES                 119,753

BENEFICIALLY        8    SHARED VOTING POWER

OWNED BY EACH            --

  REPORTING         9    SOLE DISPOSITIVE POWER

 PERSON WITH             119,753

                    10   SHARED DISPOSITIVE POWER

                         --

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     119,753


12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                          ___

13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     7.1%


14   TYPE OF REPORTING PERSON*

     00


                  * SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer

          This Statement relates to the Class B Common Stock, $1.00 par value, of Moog Inc. (the "Company"). The Estate also owns 86,348 shares, or 1.4% of the outstanding class, of Class A Common Stock, $1.00 par value, of the Company (together with the Class B Common Stock, the "Securities"). Two thousand Class A shares remain subject to an agreement which restricts their transfer and voting. The names of the Company's principal executive officers, each of whose address is c/o Moog Inc., Jameson at Seneca, East Aurora, New York 14052, are as follows:

     Robert T. Brady               Philip H. Hubbell
     President                     Vice President
     Chief Executive Officer
     Director                      Stephen A. Huckvale
                                   Vice President
     Richard A. Aubrecht
     Chairman of the Board         Robert H. Maskrey
     Director                      Vice President

     Robert R. Banta               Kenneth G. Smith
     Executive Vice President      Vice President
     Chief Financial Officer
     Assistant Secretary           Richard C. Sherrill
     Director                      Vice President

     Kenneth D. Garnjost           William P. Burke
     Vice President, Engineering   Treasurer

     Joe C. Green                  John B. Drenning
     Executive Vice President      Secretary
     Chief Administrative Officer
     Director

Item 2.   Identity and Background

          This Statement is filed by the Estate of Jane B. Moog (the "Estate"), c/o Phillips, Lytle, Hitchcock, Blaine & Huber, 3400 Marine Midland Center, Buffalo, New York 14203. The securities are voted by the Estate's executors, Richard A. Aubrecht, Douglas B. Moog and Susan L. Moog (collectively, the "Executors"), each of whom is a citizen of the United States.

          Richard A. Aubrecht is Chairman of the Board of Directors of the Company, and is the son-in-law of the late Jane B. Moog. Douglas B. Moog is a graduate student in engineering at Cornell University, and is the son of the late Jane B. Moog. Susan L. Moog is a nurse, and is the daughter of the late Jane B. Moog.

          During the last five years, none of the Executors has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding as a result of which he or she is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law, or finding any violations of such laws.

Item 3.   Source and Amount of Funds or Other Consideration

          The Executors acquired the Securities upon the death of Jane B. Moog, the probate of her will and the appointment of the Executors.

Item 4.   Purpose of Transaction

          The Executors are charged with marshalling the assets, including the Securities, properly included in the Estate, managing such assets until distribution, satisfying the obligations of the deceased and the Estate, and distributing the assets in accordance with the directions of the Last Will and Testament of Jane B. Moog.

          There are no present plans or proposals which relate to or would result in:

(a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

(d) Any change in the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the issuer;

(f) Any other material change in the issuer's business or corporate structure;

(g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

(h) Causing a class of securities of the issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)  Any action similar to any of those enumerated above.

Item 5.   Interest in Securities of the Issuer

          The Estate beneficially owns 119,753 shares, or 7.1% of the outstanding class of Class B Common Stock of the Company, a figure which includes 4,804 shares which may be acquired pursuant to currently exercisable options. The shares are voted by the Executors, who also possess investment power over such shares.

          During the last sixty days, there have been no transactions by the Estate in the Securities.

Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

          None.

Item 7.   Material to be Filed as Exhibits

          None.

Signature


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



     Date  January 14, 1994        Richard A. Aubrecht, Executor



     Date  January 14, 1994        Douglas B. Moog, Executor



     Date  January 19, 1994        Susan L. Moog, Executor